

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

August 9, 2007

Luis Miguel Sas, Chief Financial Officer
Petrobras Energia Participaciones
Maipu 1, 22nd Floor
(C1084ABA)
Buenos Aires, Argentina

> **Re: Petrobras Energia Participaciones**
> **Form 20-F for the Fiscal Year Ended December 31, 2006**
> **Filed May 8, 2007**
> **File No. 001-31345**

Dear Mr. Sas:

We have reviewed your Form 20-F for the Fiscal Year Ended December 31, 2006 and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended December 31, 2006

Title Page

1.   Please correct the commission file number on your title page to be "001-14984." Refer to our on-line Edgar filing system at www.sec.gov to confirm this file number assignment.

General

2. We note your disclosures on page 15 where you state that you are unable to estimate the effects of the new law enacted in Bolivia in May 2006. Yet on page 29 it appears you are stating that the new conditions will not have a significant impact on your assets.   Please clarify for us whether you are now able to estimate the effects of the new law and the agreements, and whether they will have a significant impact on your financial statements, or whether there are remaining uncertainties.

Auditor's Report, page F-4

3. Your auditor's report on financial statements at and for the year ended December 31, 2006, is signed by "Sibille (Member firm of KPMG International)." Please tell us whether Sibille is the same firm as Finsterbusch Pickenhayn Sibille, which is registered with the PCAOB. If not, please tell us whether your auditor is registered with the PCAOB as required under Section 102 of the Sarbanes-Oxley Act. If yes, in future filings please revise the auditor's report to clearly indicate that the firm is registered with the PCAOB. For example, consider adding disclosure below the signature stating "As registered with the PCAOB under the name Finsterbusch Pickenhayn Sibille."

Note 23 – Additional financial statement disclosures required by US GAAP and the SEC, page F-77.

4. Please tell us why you have not included the disclosures required by paragraph 38 of SFAS 131 and paragraph 5(d) of SFAS 132(R).

Engineering Comments

Estimated Oil and Gas Reserves, page F-92

5. We note the significant revisions to your 2006 proved reserves. Paragraph 11 of FASB 69 requires "appropriate explanation of significant changes" such as these. Please amend your document to include this information.

6.   Please explain to us your reasons for not using the "economic interest method" to estimate your "Rest of Latin America" proved reserves. We may have further comment.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

        You may contact Sandy Eisen at (202) 551-3864 or Brad Skinner, Senior Assistant Chief Accountant, at (202) 551-3489 if you have questions regarding comments on the financial statements and related matters. You may contact Ronald Winfrey, Petroleum Engineer, at (202) 551-3704 with questions about engineering comments.

Sincerely,

April Sifford
Branch Chief

cc: Mr. Francisco Cestero